SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the agenda of the Annual General and Special Shareholders’ Meeting to be held on October 22, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores on October 4, 2004.

ALTO PALERMO S.A. (APSA) Authorized by National Executive Power Decree on 08-29-1889, registered under Nº126, Page 268 of Book Nº IV special, and registered with the Public Commercial Register of the Federal Capital (in compliance with Law 19.550) on 02-27-76 under Nº 323, Page 6 of Book Nº85, Volume A of National Corporations, Calls the Annual General and Special Meeting of Shareholders to be held on October 22, 2004 at 9:00 a.m., outside the company’s corporate domicile at Bolivar 108, 1st Floor, City of Buenos Aires, for the purpose of discussing the following agenda:

1. Appointment of two shareholders to approve and subscribe the Minutes of the meeting.-

2. Consideration of the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2004.-

3. Consideration of the performance of duties by the Board of Directors.-

4. Consideration of the performance of duties by the Statutory Audit Committee.-

5. Consideration of treatment and allocation of loss and profits for FY ended June 30, 2004 yielding a profit of $18,837,540.-

6. Consideration of the acts of the Company as regards tax on personal assets of shareholders, in its capacity as substitute taxpayer.-

7. Consideration of the resignation submitted by Mr. M.M.Mindlin.-

8. Determination of the number and election of Regular and Alternate Directors.-

9. Consideration of Board of Directors’ compensation for fiscal year ended June 30, 2004 amounting to $2,128,119.- (total compensation), exceeding $1,126,930.- over the five percent (5%) profit limit set forth in section 261 of Law No. 19 550 and the Regulations of the Securities and Exchange Commission - Comisión Nacional de Valores, considering the proposed amount for distribution of dividends.

10. Consideration of the Statutory Audit Committee’s compensation as of June 30, 2004.-

11. Report on the Company’s acts in connection with the mergers in process.-

12. Report on the execution of a contract for the exchange of corporate services.-

13. Report on the implementation of the Auditing Committee.-

14. Appointment of Regular and Alternate Members of the Statutory Audit Committee.-

15. Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-

Note: The Company’s Record of Book-entry Shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires. Consequently, shareholders are required, for the purpose of attending the Meeting, to obtain a certificate of the book-entry shares account issued by CVSA and submit it for filing at the registered office located at Moreno 877, floor 23, City of Buenos Aires from 10 a.m. to 5 p.m. by October 18, 2004. The necessary authorization for admission to the Meeting shall be delivered to depositing shareholders. For consideration of paragraphs 6), 11), 12), and 13), the Meeting shall be deemed Special, therefore, a legal quorum of 60% shall be required. The Vice-president was elected according to Minutes of Meeting held on 10-31-03 and of allocation of offices N°593 on 11-06-03 and N°595 on -11-25-03.- The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 5, 2004